

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Marc Thompson
Chief Financial Officer
EverCommerce Inc.
3601 Walnut Street, Suite 400
Denver, Colorado 80205

> **Re: EverCommerce Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 10, 2021**
> **CIK No. 0001853145**

Dear Mr. Thompson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 10, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 62

1. We note your response and revised disclosures to prior comment 8. In order to support your disclosure that you attract customers both from acquisitions and organically, which you indicate is a key growth strategy, and to balance your disclosure of revenue related to acquisitions in each period, please further revise to indicate, at minimum, how much of your increase in customers was due to acquisitions in each period.

2.     We note your response to prior comment 8.  Please provide us with your pro forma revenue retention rate for each of the quarters in fiscal 2019 and 2020 as well as the first quarter of 2021.

3.     We note your response and revised disclosures to prior comment 10. Please revise to clarify whether direct sales and marketing costs included in this measure relate to customers obtained through your various acquisitions. Also, further revise to clearly state this metric is not based on GAAP information and to address any factors that may positively or negatively impact the calculation of this metric.

Key Business and Financial Metrics, page 67

4.     We note your response and revised disclosures to prior comment 12.  However, it is still unclear how this measure reflects the "organic growth" of your business.  In this regard, organic revenue growth is typically attributable to increased sales from your own business operations and not growth generated through acquisitions.  Please revise to accurately describe what this measure represents, which is pro forma revenue from businesses acquired during the period including revenues generated during periods when you did not yet own the businesses, and not organic revenue generated by your own business operations.

Non-GAAP Financial Measures, page 68

5.     We note your response to prior comment 13. While we note that you do not allocate depreciation and amortization to cost of revenue for income statement presentation purposes, in order to reconcile this non-GAAP measure to the most directly comparable GAAP measure of gross profit you should provide a calculation of gross profit which includes the allocated portion of amortization and depreciation to cost of revenue.  Please revise. Refer to Item 10(e)(i)(A) of Regulation S-K and SAB Topic 11.B.

6.     We note your response to prior comment 14.  We continue to believe that your purchase accounting adjustments for deferred revenue substitutes individually tailored recognition and measurement methods for those of GAAP.  Please revise to remove these adjustments.  Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

7.     We note your response to prior comment 15 regarding your non-GAAP adjustment for acquisition related non-recurring costs.  You state in your response that these costs do not drive revenue and business growth and are not part of your normal recurring operations. However, given the frequency and number of acquisitions completed in each period, and the fact that you consider acquiring businesses and solutions to be part of your key growth strategy that supports customer and business growth and expanded market share, it appears acquisitions are a key part of your normal business operations and strategy. Further, while you state that each individual acquisition is a distinct event, the volume of these transactions in their totality (e.g. 13 in fiscal 2019, 9 in fiscal 2020 and 3 to date in

fiscal 2021) cannot be ignored when considering the recurring nature of such adjustment. Accordingly, please revise to remove this adjustment. Refer to Item 10(e)(ii)(B) and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Comparison of the Years Ended December 31, 2020 and 2019 - Revenues, page 74

8.    We note your response and revised disclosures to prior comment 18. Please revise to better address the specific reasons for this increase in your revenue, including the amount due to new or acquired customers versus the amount due to upsells to existing customers, as well as the amount due to other factors such as pricing changes. Also, clarify for us your reference to the amount of revenue contributed from acquisitions consummated during the period and how that supports the period-over-period increase in revenue. In this regard, you had numerous acquisitions throughout 2019 for which you recognized a full year of revenue during fiscal 2020, but it is unclear from your disclosures how those acquisitions impacted your revenue growth. Similarly, in your March 31 results discussion you quantify the revenue from the 2021 acquisitions; however, it would seem the six acquisitions that occurred after the first quarter of 2020 also impacted your March 31, 2021 revenue growth. Please revise your disclosures as necessary.

Notes to Consolidated Financial Statements
Note 4. Revenue, page F-27

9.    We note your revised disclosures in response to prior comment 23. Please further revise to disclose, as you state in your response, that legal contracts with termination rights are considered to be one month contracts and are therefore excluded from your remaining performance obligation disclosures.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:    Benjamin J. Cohen